SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For July 12, 2011

MetroGas Inc.

(Translation of registrant`s name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: July 12, 2011 By:__________________________________

Name: Eduardo Villegas Contte

Title: Finance Director

www.metrogas.com.ar

FOR IMMEDIATE RELEASE

METROGAS FILES A PROPOSAL FOR REORGANIZATION

PROCEEDINGS TO THE UNSECURED CREDITORS

Buenos Aires, Argentina, July 12, 2011 -- MetroGAS announced today that, within the framework of the Reorganization Proceedings of MetroGAS S.A. (the "Company") heard before the National Commercial Court of First Instance No. 26, presided over by Dra. María Cristina O`Reilly, Clerk`s Office No. 51, the Company is filing today, before that same Court, a proposal for Reorganization Proceedings to the unsecured creditors who hold verified and admissible claims (the "Unsecured Creditors").

The proposal consists of paying the verified or admitted unsecured claims through the delivery - in exchange and accord and satisfaction for said claims - of negotiable obligations, payable in 14 years, in American Dollars, for forty five per cent (45%) - considered in American Dollars- of the amount of the unsecured claims (the "Negotiable Obligations"). The Negotiable Obligations shall depreciate at 1% annually per year from year 3 to, and including, year 13, and the remaining balance (89%) shall depreciate at the maturity date of the Negotiable Obligations, on year 14. Negotiable Obligations shall accrue interest at a fixed rate of 4% per annum and shall be issued in two series with substantially the same terms and conditions, and both of them shall participate in the public offering. One of the series is offered as exchange to those Unsecured Creditors holders of existing negotiable obligations with public offering and the other series shall be offered to the remaining Unsecured Creditors who do not hold obligations.

The complete wording of the proposal shall be available to the Shareholders at Company`s headquarters, Gregorio Aráoz de Lamadrid 1360, Ciudad de Buenos Aires.

Yours sincerely,

Magdalena Gonzalez Garaño

Market Relations

_____________________________________________________________________________

MetroGAS, which listed its ADS`s on the New York Stock Exchange and Buenos Aires Stock Exchange in November 1994, is the largest of the eight gas distribution companies that began operations in December 1992 upon the privatization of Gas del Estado, Argentina`s state-owned gas transportation and distribution company. MetroGAS currently accounts for approximately 22,4% of the gas delivered by the distribution companies and has approximately 2.2 million customers in its service area, which encompasses Federal Capital and southern and eastern greater metropolitan Buenos Aires, a densely populated area with major dual-fuel electric power plants and industrial and commercial users of natural gas. MetroGAS has an exclusive 35-year license to distribute gas in this service area. BG International Ltd. is the technical operator of MetroGAS.

This press release may contain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933. All statements other than statements of historical fact including, without limitation, the future financial position, business strategy, investment plans and objectives of management are forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions, no assurance can be given that actual results will not differ from those in the forward-looking statements. Such statements are subject to a number of risks and uncertainties and in the future could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic and market conditions, (ii) weather factors, (iii) the presence and impact of competing projects, (iv) business risk management, (v) and other risks that may be beyond the Company`s control. Investors should refer to the Company`s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.